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                              September 12, 2022

       Daniel O   Connor
       Chairman and Chief Executive Officer
       Larkspur Health Acquisition Corp.
       100 Somerset Corporate Blvd., 2nd Floor
       Bridgewater, New Jersey 08807

                                                        Re: Larkspur Health
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 12,
2022
                                                            File No. 333-266838

       Dear Mr. O   Connor:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       ZyVersa Therapeutics, Inc., page 18

   1. Please revise the first sentence of the section to clarify the development status of
                                                        ZyVersa's business. In
this regard, we note that you identify ZyVersa as "clinical stage";
                                                        however, the
disclosures elsewhere in the proxy/prospectus indicate that the company has not conducted any
clinical trials to date. Also revise to highlight ZyVersa's history of net losses and the going
concern opinion issued by its auditors.
   2. Please revise the summary here and on page 98 to clarify VAR 200's current stage of clinical development
and specify which license agreements are related to VAR 200 and IC
                                                        100.
 Daniel O   Connor
FirstName LastNameDaniel
Larkspur Health Acquisition O   Connor
                            Corp.
Comapany 12,
September NameLarkspur
              2022        Health Acquisition Corp.
September
Page 2    12, 2022 Page 2
FirstName LastName
Opinion of Financial Advisor to Larkspur, page 20

3. Please revise to explain why the Larkspur Board obtained a fairness opinion and clarify the financial point of view used by the fairness advisor. In this regard, also tell us whether, and if so, how the fairness advisor considered fairness from the financial point of view of unaffiliated shareholders.
Interests of Larkspur's Directors and Officers in the Business Combination, page 23

4. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This
         could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In this regard, please ensure that the discussion includes:
             all of the interests listed on pages 82, 144, and 145;
             which directors and officers of Larkspur may be deemed to have or share beneficial ownership of the founder shares;
             the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;
             that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-
              business combination company;
             how the board considered these conflicts in negotiating and recommending the business combination.
5. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure
         for the company   s officers and directors, if material.
6. Your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Expected Accounting Treatment, page 25

7. We note that the merger will be accounted for as a reverse recapitalization with ZyVersa being the accounting acquirer. This determination is primarily based on ZyVersa stockholders comprising a relative majority of the voting power of the Combined
         Entity, having the ability to nominate a majority of the members of the Board of the
         Combined Entity, and the Combined Entity   s senior management will
comprise of the
         senior management of ZyVersa. Your disclosures on page 170 indicate that in a no redemption situation, ZyVersa stockholders will only own 46.7% of the shares outstanding. Please address your consideration of this factor in determining that ZyVersa
 Daniel O   Connor
FirstName LastNameDaniel
Larkspur Health Acquisition O   Connor
                            Corp.
Comapany 12,
September NameLarkspur
              2022        Health Acquisition Corp.
September
Page 3    12, 2022 Page 3
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         stockholders will comprise a relative majority of the voting power. Please also further help us understand your consideration of the guidance in ASC 805-10-55-10 through 55-
         15 as far as determining the accounting acquirer by telling us the total number of expected
         Board members and the number that can be elected or appointed by the ZyVersa shareholders. Please also tell us how many senior management positions will be comprised of the senior management of ZyVersa.
Risk Factors
Our business is dependent on the successful development, regulatory approval and commercialization of our product candidates. . ., page 42

8. We note your disclosure on page 43 that an initial request for an Orphan Drug Designation for FGFS "was unable to be granted by the FDA . . .based on submission of preclinical data generated on a prevention model[.]" Please revise here, and elsewhere, where applicable, to clarify who submitted this request, when it was submitted and the reasons
         FDA provided for not approving the designation.
Risks Related to Ownership of Combined Entity Common Stock and this Business Combination, page 73

9. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Insiders will continue to have substantial influence over the Combined Entity after the Closing, which could limit. . ., page 76

10. We note that this risk factor appears internally inconsistent. In this regard, the first paragraph assumes maximum redemptions while the last paragraph assumes no public redemptions. Please reconcile or advise.
The Proposed Charter will provide, subject to limited exceptions, that the Court of Chancery will be the sole and exclusive forum. . ., page 78

11. Please revise to include the risks that your exclusive forum provision may result in increased costs for investors to bring a claim.
The Business Combination Agreement
Background of the Business Combination, page 100

12. We note your disclosure on page 103 that during January 2022 "Larkspur worked with
         A.G.P./Alliance Global Partners, the underwriter in Larkspur   s
initial public offering, to
         get their understanding of ZyVersa." Please disclose whether, in addition to serving as
 Daniel O   Connor
FirstName LastNameDaniel
Larkspur Health Acquisition O   Connor
                            Corp.
Comapany 12,
September NameLarkspur
              2022        Health Acquisition Corp.
September
Page 4    12, 2022 Page 4
FirstName LastName
         Larkspur's underwriter, A.G.P./Alliance Global Partners served in any formal or informal advisor capacity and clarify its role in the business combination process.
13. Please revise the disclosure on page 103 to identify the material terms of the letter of intent proposal, including any material terms that differed from the February 3rd term sheet.
14. We note that the transaction consideration was provisionally valued at $130 million in
         February 2022, but by June 2022, "based upon a decline in the market conditions and market feedback, Larkspur and ZyVersa agreed to revise the transaction consideration to
         $85 million." Please briefly disclose the market conditions and market feedback that led to this decrease in value. In this regard, we note that the Business Combination
         Agreement was revised multiple times during the pendency of the business combination. If these revisions included changes to the consideration amount, please so specify.
15. Please revise the Background section to clarify the due diligence that Larkspur conducted. In this regard, we note numerous general references to due diligence but it is unclear what aspects of ZyVersa business and/or issues were the most significant from
         Larkspur's perspective.
Recommendation of the Larkspur Health Acquisition Corp. Board and Reasons for the Business
Combination, page 107

16. We note your disclosure on page 108 that ZyVersa has established a relationship with the
         University of Miami Miller School of Medicine to discover, in-license, develop, and commercialize therapeutics. Please revise to disclose the material terms of this arrangement. Please also file the agreement as an exhibit pursuant to
Item 601(b)(10) of
         Regulation S-K. For additional guidance concerning oral contracts, please refer to
         Compliance Disclosure Interpretations, Regulation S-K, Q. 146.04. Opinion of Cassel Salpeter & Co., LLC, page 116

17. We note your disclosure on page 117 that Cassel Salpeter & Co., LLC reviewed ZyVersa's projections for the years ending December 31, 2022,
2023 and 2024
         and your disclosure on page 118 that Cassel Salpeter used and relied upon the Projections for purposes of its analyses and opinion. Please disclose these projections and any "other internal financial information" upon which Cassel Salpeter & Co. relied to render its fairness opinion.
18. We note that Cassel Salpeter conducted: (1) a selected companies analysis; (2) a selected transactions analysis; and (3) a selected initial public offering/reverse merger analysis and that, for each analysis, Cassel Salpeter utilized data that it "deemed relevant." Please disclose the criteria it used to determine relevance. Additionally:
             for the selected companies analysis, denote which of the selected companies had "Less Than $10,000 2023 E Revenue."
 Daniel O   Connor
FirstName LastNameDaniel
Larkspur Health Acquisition O   Connor
                            Corp.
Comapany 12,
September NameLarkspur
              2022        Health Acquisition Corp.
September
Page 5    12, 2022 Page 5
FirstName LastName
                for the selected transactions analysis, disclose the resulting high, low, mean and median financial data;
                for the selected IPO/reverse merger analysis, denote which of the selected transactions occurred "prior to Phase I trials."
Proposal No. 2 - The Charter Proposal, page 146

19.      Please revise to include Annexes B and C with highlighted changes.
With regard
         to Proposal 2 and with reference to Rule 14a-4(a)(3) , please provide holders with an opportunity to express a view with respect to each of the amended supermajority voting provisions contained in the proposed charter.

Unaudited Pro Forma Condensed Combined Financial Information, page 162

20. Adjustment 4(d) reflects an issuance of $7 million of Series A preferred stock whereas disclosures elsewhere, including on page 31, indicate an issuance of $23.2 million of which $16.2 million will be used to settle certain liabilities and transaction costs. It is not clear why the $23.2 million is not reflected as the issuance amount in the pro forma financial information with additional adjustments to show the payments made to settle liabilities and transaction costs. Please advise or revise as necessary.
21. Regarding adjustment 4(g), it is not clear why the adjustment does not also impact APIC.
         Please advise or revise as necessary.

22.      Your disclosures on page F-25 indicate that redemptions cannot cause
the Company   s net
         tangible assets to fall below $ 5,000,001. Please help us understand what consideration was given to this in the maximum redemption scenario.
23. It is not clear why the pro forma statement of operation for the year ended December 31,
         2021 does not appear to reflect the transaction costs discussed in note 4(c). We remind
         you of the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of
         SEC Release 33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items. Please advise or revise as necessary.
24. We note your disclosures on page F-57 regarding the Series A Preferred Stock being convertible in certain situations including the closing of a transaction with a special
         purpose acquisition company (   SPAC   ) listed on the Nasdaq Stock
Market in which the
         Company would become a wholly owned subsidiary of the SPAC. Please address what consideration was given to these terms in determining how to reflect the Series A
         Preferred Stock in your pro forma financial information.
25. In regards to the new Series A Convertible Preferred Stock Financing addressed in adjustment 4(d), please expand your disclosures to discuss any redemption terms and correspondingly how you determined these shares should be classified in equity pursuant to ASC 480.
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FirstName LastNameDaniel
Larkspur Health Acquisition O   Connor
                            Corp.
Comapany 12,
September NameLarkspur
              2022        Health Acquisition Corp.
September
Page 6    12, 2022 Page 6
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Legal Proceedings, page 177

26.      Your disclosures on page 177 indicate that there is a risk factor
section titled    Risk
         Factors     Risks Related to the Company     ZyVersa is subject to
claims and lawsuits
         relating to intellectual property and other related matters, which could materially
         adversely affect ZyVersa   s reputation, business and financial
condition..." It is not clear
         where this risk factor section is provided. Please also address your consideration of the disclosures required by ASC 450-10-50 regarding any open legal matters.
Information About ZyVersa
Our Pipeline, page 185

27. With reference to your disclosure on page 184, please revise the pipeline table on page
         186 so that it does not appear that you have conducted a Phase 1 trial for your lead candidate. Also, add disclosure by footnote to clarify how the pre-clinical stage differs from the development stage.

VAR 200 Opportunity, page 200

28. We note your disclosure that focal segmental glomerulosclerosis and Alport Syndrome are orphan indications. Please balance this disclosure with a statement that the FDA has not yet granted orphan drug designation to VAR 200 in either indication. Strategic Alliances and Arrangements, page 202

29. Please file your license agreements with L&F Research LLC and InflamaCORE, LLC as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file these agreements. Moreover, provide disclosure about any termination provisions found in these license agreements and quantify obligations that you agreed to pay to InflamaCORE for its Selexis license. If either of these agreements are sub-licensed from the University of Miami, please so specify. We note disclosure to this effect on pages 112 and 113.
Intellectual Property, page 204

30. Please revise your discussion of the intellectual property connected to the license agreements to: (1) disclose the type of patent protection in the L&F License Agreement and (2) specify the jurisdiction of the "selected foreign countries" for the patent rights in both license agreements. Additionally, ensure that the related patent disclosure connected to these licenses on pages 112 and 113 is aligned with the disclosure on this page.
31.      We note your disclosure on page 205 that you    have issued patents[.]
   Please clarify
         whether ZyVersa has any material patents or patent applications outside of those connected to the L&F or InflamaCORE License Agreements. If so, revise your disclosure to include the specific products or technologies to which the patents relate, the type of
 Daniel O   Connor
Larkspur Health Acquisition Corp.
September 12, 2022
Page 7
         patent protection obtained (composition of matter, use or process), the jurisdiction of the patents, and the expiration year
Management of the Combined Entity Following the Business Combination, page 244

32. For each director and executive officer, please revise your disclosure to include the specific experience, qualifications, attributes or skills which led the board to conclude that such person should serve as a director of the company. Refer to Item 401(e)(1) of
         Regulation S-K.
Beneficial Ownership , page 251

33. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by the entities affiliated with INCON Co.,
         Ltd.
Certain Relationships and Related Party Transactions, page 255

34. Please file your option agreement with the Brio Financial Group as an exhibit pursuant to
         Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file this agreement.
ZyVersa Related Person Transactions, page 256

35. Please file these agreements exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file them:
             2021 Promissory Notes;
             Master License Agreement with Incon, Ltd.;
             2016 Registration Rights Agreement.
Note 4. Note Receivable, page F-47

36. Please tell us the accounting basis for classifying the L&F Note as a contra-liability against the milestone payments included in accrued expenses rather than as a reduction of
         stockholders    equity. Tell us your consideration of ASC 505-10-45-2
and SAB Topics 4E
         and 4G.
Put Option, page F-54
FirstName LastNameDaniel O   Connor
37. Regarding the redeemable common stock, please provide the disclosures required by ASC
Comapany   NameLarkspur
       480-10-S99          Health
                   including      Acquisition
                             a description     Corp.
                                           of the accounting method used to
adjust the
       redemption
September  12, 2022amount.
                    Page 7
FirstName LastName
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Larkspur Health Acquisition O   Connor
                            Corp.
Comapany 12,
September NameLarkspur
              2022        Health Acquisition Corp.
September
Page 8    12, 2022 Page 8
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Financial Statements ZyVersa Therapeutics, Inc.
Note 9. Stockholders Deficiency
Series A Preferred Stock Financing, page F-66

38. You determined that the Deemed Liquidation Events were within the control of the
         Company and, therefore, the Series A Preferred Stock should be classified as permanent equity. Please disclose the types of deemed liquidation events you considered pursuant to
         ASC 480-10-S99-3A-3.f, as well as please confirm these deemed liquidation events result in all of the holders of equally and more subordinated equity instruments of the entity being entitled to also receive the same form of consideration.
General

39. We note that A.G.P./Alliance Global Partners was the underwriter for Larkspur's initial public offering and that Larkspur worked with A.G.P/Alliance Global Partners "to get their understanding of ZyVersa." We also note that BTIG, LLC and Noble Capital
         Markets provided advisory services to ZyVersa. We further note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these institutions about them ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, disclose whether any other financial advisor served the parties, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Matt Mamak